SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-14251
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAP America, Inc. 401(k) Plan
SAP America, Inc.
3999 West Chester Pike
Newtown Square, PA 19073
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SAP AG
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
Exhibit Index appears on page II-2

SAP AMERICA, INC.
401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits, December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2009 and 2008	3

Notes to Financial Statements	4

Schedule:

1 Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2009	11

Exhibit:

Exhibit 23.1
Note: All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because there is no information to report.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
SAP America, Inc. 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of SAP America, Inc. 401(k) Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Pittsburgh, Pennsylvania
June 25, 2010

SAP AMERICA, INC.
401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
Assets:
Investments, at fair value	$1,002,762,337	$709,280,749
Participant loans	11,078,749	8,946,330

Receivables:
Employer contributions	2,995,107	539,166
Participant contributions	2,447,258	1,859,324

Total receivables	5,442,365	2,398,490

Net assets, reflecting investments at fair value	1,019,283,451	720,625,569

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,731,419)	1,057,280

Net assets available for benefits	$1,017,552,032	$721,682,849

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009 and 2008

	2009	2008
Additions:
Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$165,584,819	$(304,709,998)
Interest and dividend income	23,562,797	26,305,575

Total investment income (loss)	189,147,616	(278,404,423)

Contributions:
Employer	52,490,572	24,646,320
Participant	93,311,293	92,228,582
Rollovers	9,580,960	95,031,745

Total contributions	155,382,825	211,906,647

Total additions (reductions)	344,530,441	(66,497,776)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	48,475,903	38,174,557
Administrative expenses	185,355	175,590

Total deductions	48,661,258	38,350,147

Net increase (decrease)	295,869,183	(104,847,923)

Net assets available for benefits:
Beginning of year	721,682,849	826,530,772

End of year	$1,017,552,032	$721,682,849

See accompanying notes to financial statements.

SAP AMERICA, INC.
401(k) PLAN
Notes to Financial Statements
(1)	Description of Plan
The following description of SAP America, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
(a)	General
The Plan is a defined contribution plan covering all employees of SAP America, Inc., SAP International, Inc., SAP Labs, LLC, SAP Public Services, Inc., SAP Global Marketing, Inc., SAP Government Support and Services, Inc., TomorrowNow, Inc., SAP Industries, Inc., SAP Governance Risk & Compliance, Inc., OutlookSoft Corporation, Business Objects Americas, and Visiprise LLC (collectively, the Company or the Companies). There are no minimum age or service requirements for employees to become eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is also subject to certain provisions of the Internal Revenue Code of 1986 (the Code). The Companies are subsidiaries of SAP AG (the Parent Company or SAP).
(b)	Contributions
Participants may contribute a portion of their eligible annual compensation, as defined by the Plan, not to exceed $16,500 for 2009 and $15,500 for 2008. The Plan limits eligible compensation to the amount prescribed by Section 401(a)(17) of the Code for purposes of compensation reduction contributions and limits the amount of annual additions to the amount prescribed by Section 415(c) of the Code. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 21 mutual funds, one money market fund, the Parent Company’s ADR Stock Fund and one common collective trust as investment options for participants. During 2009, the Company matched 75% of the first 6% of eligible compensation that a participant contributes to the Plan. During 2008, the Company matched 50% of the first 6% of eligible compensation that a participant contributes to the Plan. For purposes of employer matching and employer discretionary contributions, the Company limited the eligible compensation to $245,000 and $230,000 in 2009 and 2008, respectively. Employees are permitted to make pre-tax and after-tax contributions of up to 25% of compensation. Participants are permitted to make different contribution elections for (a) compensation consisting of bonuses and commissions, and (b) all other wages. The matching employer contribution is invested as directed by the participant.
Effective January 1, 2009, the Company elected to provide additional employer contributions for certain employees who were participants of the Company’s pension plan. The additional employer contribution percentage ranges from 1% to 3% of eligible compensation based on the employee’s age and years of service as of December 31, 2008. The contributions are subject to annual IRS compensation and contribution limits.
Additional employer discretionary contributions may be contributed at the option of the Company and are invested as directed by the participant. Employer discretionary contributions were not made in 2009 or 2008. The employer discretionary contributions are allocated to participants who, with respect to the plan year for which a contribution is made, are employed by the Company on the last day of the plan year, have worked 1,000 hours in that year, and have elected a deferral contribution. The employer discretionary contributions are allocated as an additional matching contribution.
(Continued)

The applicable dollar limits on pre-tax contributions allow individuals who have reached age 50 by the end of the plan year, and who may no longer make pre-tax contributions because of limitations imposed by the Code or the Plan, to make “catch-up contributions” for that year. Eligible individuals may make “catch-up contributions” up to the lesser of (a) the individual’s compensation for the year less any other deferrals, or (b) $5,500 for 2009 and $5,000 for 2008.
Assets of $6,771,400 and $88,976,093 in 2009 and 2008, respectively, were transferred into the Plan due to various acquisitions and are included in rollovers on the Statements of Changes in Net Assets Available for Benefits.
(c)	Participant Accounts
All employer and employee contributions made to the Plan on behalf of a participant will be credited to the account established in that participant’s name. As of each valuation date, each participant’s account, after taking into account any contributions made on behalf of that participant and allocated to their account, is credited with earnings/losses attributable to the participant’s chosen investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts credited to the participant’s account are invested as directed by the participant. All dividends, capital gain distributions, and other earnings received on investment options are specifically credited to a participant’s account and are immediately used to invest in additional shares of those investment options.
(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings/losses thereon. Vesting in the employer contribution to their accounts is based on years of service as defined in the Plan. A participant is 50% vested after two years of service and 100% vested after three years of service.
(e)	Forfeitures
Forfeitures are first applied to pay administrative expenses and then to offset required employer contributions. For the years ended December 31, 2009 and 2008, forfeitures of $1,572,795 and $2,288,841, respectively, were used to pay administrative expenses and to offset required employer contributions. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $577,825 and $1,071,042, respectively.
(f)	Participant Loans
Participants may borrow up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The majority of the Plan’s outstanding loans are secured by the vested balance in the participant’s account with original terms of up to 60 months; however, a longer term may be permitted in accordance with the Plan document. The loans bear interest at rates which are commensurate with local prevailing rates as determined quarterly by the Plan Administrator. A maximum of two loans with outstanding balances is permitted at any time by each participant.
(g)	Payment of Benefits
Upon termination of employment, a participant may elect to receive a distribution equal to the value of the participant’s vested interest in their account in the form of a lump-sum amount, agreed upon installments, or a life annuity with or without a survivor option. Employees (other than 5% owners) who attain the age of 70 1/2 years will not be required to commence minimum distributions until they terminate employment. Employees who are 5% owners must commence minimum distributions by April 1st of the calendar year after they attain the age of 70 1/2 years. Employees may elect withdrawals during employment subject to the terms described in the Plan document.
(Continued)

(2)	Summary of Significant Accounting Policies
The following are the significant accounting policies followed by the Plan:
(a)	Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)	Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value with the exception of the Vanguard Retirement Savings Trust (VRST), which is a common collective trust fund that is fully invested in contracts deemed to be fully benefit-responsive, and stated at contract value. The contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the VRST at fair value, with a corresponding adjustment to reflect the investment at contract value. Shares of registered investment companies and the SAP ADR Stock Fund are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is accrued when earned.
(d)	Participant Loans
Participant loans are valued at cost, which approximates fair value.
(e)	Payment of Benefits
Benefits are recorded when paid.
(f)	Fully Benefit-Responsive Investment Contracts
As described in the Financial Accounting Standards Board (FASB)  Accounting Standards Code (ASC) Subtopic 946-210, Balance Sheet, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement, as contract value is the amount participants will receive if they were to initiate permitted transactions under the terms of the Plan. As required by ASC Subtopic 946-210, the Statements of Net Assets Available for Benefits presents the investment contracts at fair value with the adjustment from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The investment in the VRST includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the VRST were 3.15% and 2.86%, respectively, for 2009 and 3.67% and 3.38%, respectively, for 2008. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any such event that would limit the Plan’s ability to transact at contract value with participants is probable of occurring.
(Continued)

(g)	Recently Issued Accounting Standards

In January 2010, the FASB issued an Accounting Standard Codification Update for improving disclosures about fair value measurements. This update requires companies to disclose, and provide the reasons for, all transfers of assets and liabilities between the Level 1 and 2 fair value categories. It also clarifies that companies should provide fair value measurement disclosures for classes of assets and liabilities which are subsets of line items within the Statements of Net Assets Available for Benefits, if necessary. In addition, the update clarifies that companies are required to provide disclosures about the fair value techniques and inputs for assets and liabilities classified within Level 2 or 3 categories. The disclosure requirements prescribed by this update are effective for fiscal years beginning after December 31, 2009 or the year ending December 31, 2010 for the Plan. This update also requires companies to reconcile changes in Level 3 assets and liabilities by separately providing information about Level 3 purchases, sales, issuances and settlements on a gross basis. This provision of this update is effective for fiscal years beginning after December 15, 2010 or the year ending December 31, 2011 for the Plan. The adoption of this update is not expected to materially impact the Plan’s fair value measurement disclosures.

In September 2009, the FASB issued an Accounting Standard Codification Update for fair value measurements and disclosures related to investments in certain entities that calculate net asset value per share or its equivalent. The update permits, as a practical expedient, a reporting entity to measure the fair value of an investment that is within the scope of the amendments in this update on the basis of the net asset value per share of the investment (or its equivalent) if the net asset value of the investment (or its equivalent) is calculated in a manner consistent with the measurement principles of this update as of the reporting entity’s measurement date. The update also requires disclosures by major category of investment about the attributes of investments within the scope of the update. The update is effective for annual periods ending after December 15, 2009. The adoption of this update did not have a material impact on the Plan’s financial statements as of December 31, 2009.

In June 2009, the FASB issued the ASC establishing the Codification as the single source of authoritative nongovernmental GAAP. The Codification did not change current GAAP, but was intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place.  Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of the Codification, all existing accounting standard documents were superseded and all other accounting literature not included in the Codification was considered nonauthoritative, other than guidance issued by the SEC. The Codification was effective for annual reporting periods ending after September 15, 2009. The adoption of the Codification did not have a material impact on the Plan’s financial statements as of December 31, 2009.

In April 2009, the FASB issued standards for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. The standards were effective prospectively for annual reporting periods ending after June 15, 2009. The application of the provisions of these standards did not have a material impact on the Plan’s financial statements as of December 31, 2009.

(Continued)

(3)	Fair Value Measurements
The Plan adopted FASB ASC Topic 820, Fair Value Measurements and Disclosures, effective January 1, 2008. FASB ASC Topic 820 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. It establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Valuation Hierarchy
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1
Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include Registered investment companies (Mutual funds), money market funds and common stocks.

Level 2
Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in the active market, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities include items that are traded less frequently than exchange traded securities and whose model inputs are observable in the market or can be corroborated by market observable data. Examples in this category are common collective trust funds.

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value measurement. These unobservable inputs reflect the Plan’s own assumptions about the market that participants would use to price an asset based on the best information available in the circumstances.

Valuation Methodologies
Following is a description of the valuation methodologies used for instruments measured at fair value.
Registered Investment Companies: Mutual funds are valued at the net asset value (NAV) on a market exchange. Each fund’s NAV is calculated as of the close of business of the New York Stock Exchange (NYSE) and National Association of Securities Dealers Automated Quotations (NASDAQ).
SAP ADR Stock Fund: The stock fund includes the Company’s common stock and is valued at the closing price reported in the active market in which the individual securities are traded.
Common Collective Trust Funds: There are no readily available market quotations for a fund. The fund’s fair value is based on securities in the portfolio which typically is the amount which the fund might reasonably expect to receive for the security upon a current sale. These funds are either valued on a daily or monthly basis.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
(Continued)

The following table summarizes, by level within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009. As required by FASB ASC Topic 820, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements Using Input Levels:
	Level 1	Level 2	Level 3	Total

Mutual Funds	$900,552,557	$—	$—	$900,552,557
Money Market Fund	829,909	—	—	829,909
SAP ADR Stock Fund	—	14,356,888	—	14,356,888
Common Collective Trust Fund	—	87,022,983	—	87,022,983

Total investments measured at fair value	$901,382,466	$101,379,871	$—	$1,002,762,337

The Plan has $87,022,983 of investments in alternative investment funds which are reported at fair value and has concluded that the net asset value reported by the underlying funds approximates the fair value of the investments. These investments are redeemable at net asset value under agreements with the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interest in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.
(4)	Investments
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008

Vanguard Wellington Fund	$281,524,026	$209,176,533
Vanguard 500 Index Fund	107,637,446	70,983,403
Vanguard Retirement Savings Trust	87,022,983	75,697,267
Vanguard International Growth Fund	81,121,765	43,596,664
Vanguard Windsor II Fund	68,768,021	51,146,576
Vanguard Total Bond Market Index Fund	66,285,107	56,136,660
Vanguard Global Equity Fund	54,616,160	—	*

* Balance does not exceed 5% or more of the Plan’s net assets.
During 2009 and 2008, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated) in fair value as follows:

	2009	2008

Mutual Funds	$162,088,248	$(301,197,767)
SAP ADR Stock Fund	3,496,571	(3,512,231)

	$165,584,819	$(304,709,998)

(Continued)

(5)	Related-Party Transactions
Certain Plan investments are shares of mutual funds or a common collective trust fund managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan (Plan Trustee) and, therefore, these transactions qualify as party-in-interest transactions. All fees for the investment management services are paid by the Company. The Company may be reimbursed for reasonable Plan expenses paid by the Company on behalf of the Plan, provided the Company advises the Plan Trustee of the liability owed to the Company. Additionally, participants can invest in the Parent Company’s ADR Stock Fund. The Parent Company is a related party.
(6)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
(7)	Tax Status
On June 23, 2008, the Internal Revenue Service issued a favorable determination letter to the Company indicating that the Plan, as amended and restated as of January 1, 2002, remains in compliance with the applicable provisions of the Code and the regulations thereunder. The Plan has been amended since January 1, 2002; however, the Plan Administrator and the Plan’s counsel believe that the Plan, both in form and in operation, remains in compliance with applicable provisions of the Code and the regulations thereunder.
(8)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Schedule 1
SAP AMERICA, INC.
401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2009

Identity of issue, borrower, lessor, or
similar party		Description of investment and loans	Current value

(*)	Vanguard Funds:
	Wellington	Registered investment company	$281,524,026
	500 Index	Registered investment company	107,637,446
	International Growth	Registered investment company	81,121,765
	Windsor II	Registered investment company	68,768,021
	Total Bond Market Index	Registered investment company	66,285,107
	Global Equity	Registered investment company	54,616,160
	Strategic Equity	Registered investment company	48,145,314
	Explorer	Registered investment company	42,908,553
	Target Retirement 2035	Registered investment company	23,160,543
	Target Retirement 2030	Registered investment company	23,041,017
	Morgan Growth	Registered investment company	22,926,743
	Target Retirement 2025	Registered investment company	19,737,112
	U.S. Growth	Registered investment company	15,624,953
	Target Retirement 2020	Registered investment company	13,045,932
	Target Retirement 2015	Registered investment company	9,591,988
	Target Retirement 2040	Registered investment company	9,292,468
	Target Retirement 2010	Registered investment company	3,765,539
	Target Retirement 2045	Registered investment company	3,610,865
	Target Retirement Income	Registered investment company	2,471,196
	Target Retirement 2050	Registered investment company	2,207,012
	Target Retirement 2005	Registered investment company	1,070,797

(*)	Vanguard Prime Money Market Fund	Interest-bearing cash account	829,909

(*) (**)	Vanguard Retirement Savings Trust	Common collective trust	87,022,983

(*)	SAP ADR Stock Fund	American depository receipts	14,356,888

(*)	Participant loans	Participant loans bearing interest at
		rates ranging from 4% to 10.5%
		due through the year 2019.	11,078,749

			$1,013,841,086

(*)	Denotes party-in-interest.

(**)	Represents the fair value. The contract value as of December 31, 2009 was $85,291,564 for the Vanguard Retirement Savings Trust.
See accompanying Report of Independent Registered Public Accounting Firm.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan Administrator has duly caused this Annual Report to be signed on the SAP America, Inc. 401(k) Plan’s behalf by the undersigned hereunto duly authorized.
SAP America, Inc. 401(k) Plan

By:	/s/ Frank Reing
Frank Reing
Plan Administrator
Date:  June 25, 2010

II-1

Exhibit Index

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

II-2